Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-180209) on Form S-8 and the registration statements (Nos. 333-180477 and 333-182616) on Form S-3 of Atlas Resource Partners, L.P. of (1) our report dated February 14, 2012, with respect to the balance sheets of Titan Operating, LLC as of December 31, 2011 and 2010, and the related statements of operations, members’ equity, and cash flows for the years then ended and (2) our report dated February 17, 2011, with respect to the balance sheets of Titan Operating, LLC as of December 31, 2010 and 2009, and the related statements of operations, members’ equity, and cash flows for the years then ended, which reports appear in the Form 8-K/A of Atlas Resource Partners, L.P. dated August 24, 2012.

/s/ Rylander, Clay & Opitz LLP

Fort Worth, Texas

August 24, 2012